Mobclix Ceases All Operations; Files Voluntary Chapter 7 Petition
San Francisco - Nov. 4, 2013 - Velti plc (NASDAQ: VELT) announced today that wholly-owned subsidiary Mobclix has filed a voluntary petition under Chapter 7 of the U.S. Bankruptcy Code to initiate an orderly wind-down of the business.
The Chapter 7 petition was filed today with the U.S. Bankruptcy Court for the District of Delaware. The wind-down will be administered under the oversight of a Court-appointed trustee. Additional information on the process can be obtained through the Court.
Mobclix is the only Velti business that will cease operations. Velti also announced today the Chapter 11 filing for Velti’s other U.S. operations in conjunction with a sale of various Velti entities. All other Velti operations outside of the U.S. are continuing operations as usual.

Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements about the voluntary petition filed under Chapter 7 of the U.S. Bankruptcy Code by Mobclix, Inc. in the United States and the ability of other Velti businesses to continue to operate and fulfill all customer obligations as normal. The achievement or success of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions, which, if proven incorrect, could cause the Company's results to differ materially from the results expressed or implied by the forward-looking statements. These risks and uncertainties include - but are not limited to - the Company’s continued operations during the pendency of the Chapter 11 bankruptcy cases filed by affiliates of Mobclix and the effect of actions of the Court on the Company’s assets and operations; the adverse impact of the bankruptcy cases on the Company’s other businesses, financial condition and results of operations, and the actions of the Company’s creditors and other third parties with interests in the bankruptcy cases; and other risk factors contained in the Company’s SEC filings including our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Media Contacts:
Anita-Marie Laurie
Sitrick And Company
310.788.2850
AnitaMarie@sitrick.com

Wendy Tanaka
Sitrick And Company
415.369.8447
WTanaka@sitrick.com